Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel. 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Michael N. Peterson

Partner

215.963.5025

mpeterson@morganlewis.com

January 29, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC  20549

Attention:         Geoff Kruczek, Attorney-Adviser, Office of Mergers & Acquisitions

Re:          NuPathe Inc.

Schedule 14D-9

Filed December 23, 2013, as amended December 30, 2013, January 3, 2014, January 8, 2014, and January 21, 2014

File No. 005-86639

Dear Mr. Kruczek:

On behalf of our client, NuPathe Inc. (the “Company”), we submit this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 10, 2014 with respect to the Schedule 14D-9 that was filed by the Company with the Commission on December 23, 2013 (as amended, the “Endo Schedule 14D-9”) in connection with the tender offer that had been made for all of the outstanding shares of common stock of the Company by DM Merger Sub Inc., a Delaware corporation (“Endo Merger Sub”) and a wholly owned subsidiary of Endo Health Solutions Inc., a Delaware corporation (“Endo”).

References in this letter to “we”, “us” or “our” mean the Company or its advisors, as the context may require. Capitalized terms used herein but not defined herein have the meaning given to them in the Endo Schedule 14D-9.

On December 23, 2013, Endo filed a Tender Offer Statement on Schedule TO (as amended on December 30, 2013, January 3, 2014, and January 21, 2014, the “Endo Schedule TO”), with the Commission, which related to the offer by Endo Merger Sub to purchase all of the outstanding shares of common stock, $0.001 par value per

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share (“Shares”), of the Company, at a price of $2.85 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments, upon the terms and subject to the conditions set forth in the Offer to Purchase by Endo Merger Sub dated December 23, 2013 (as amended or supplemented from time to time, the “Endo Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, and, together with the Endo Offer to Purchase, the “Endo Offer”).

On January 17, 2014, the Company terminated the Agreement and Plan of Merger, dated December 15, 2013, by and among Endo, Endo Merger Sub and the Company (the “Endo Merger Agreement”).  After terminating the Endo Merger Agreement, the Company entered into that certain Agreement and Plan of Merger, dated as of January 17, 2014 (as it may be amended or supplemented from time to time, the “Teva Merger Agreement”), by and among the Company, Train Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Teva”), and Teva.

On January 21, 2014, Endo filed Amendment No. 3 to the Endo Schedule TO with the Commission for the purpose of withdrawing the Endo Offer.  No Shares were purchased by Endo Merger Sub or Endo pursuant to the Endo Offer.

On January 21, 2014, the Company filed Amendment No. 4 to the Endo Schedule 14D-9 with the Commission relating to the termination of the Endo Merger Agreement, the withdrawal of the Endo Offer, and the execution of the Teva Merger Agreement.

On January 23, 2014, Purchaser filed a Tender Offer Statement on Schedule TO (the “Teva Schedule TO”) related to the offer by Purchaser, to purchase the Shares, at a price of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments, upon the terms and subject to the conditions set forth in the Offer to Purchase by Purchaser dated January 23, 2014 (as it may be amended or supplemented from time to time, the “Teva Offer to Purchase”) and in the related Purchaser Letter of Transmittal (as it may be amended or supplemented from time to time, and, together with the Teva Offer to Purchase, the “Teva Offer”).

On January 23, 2014, the Company filed a Schedule 14D-9 with the Commission in response to the Teva Offer (the “Teva Schedule 14D-9”).  At the time the Teva Schedule 14D-9 was filed, the Company had not responded to the Staff’s comments of January 10, 2014 with respect to the Endo Schedule 14D-9 (the “Staff’s Endo Comments”).  As discussed with the Staff, the Company considered the Staff’s Endo Comments during the preparation of the Teva Schedule 14D-9.  To the extent that the Company believed the Staff’s Endo Comments were relevant to the disclosures being made in the Teva Schedule 14D-9, the Company endeavored to make such disclosures in a manner that addressed the Staff’s Endo Comments.  As the Endo Offer has been withdrawn, the Company does not intend to file any further amendments to the Endo Schedule 14D-9 to address the Staff’s Endo Comments.

The acknowledgments of the filing person requested at the end of your letter are attached as Exhibit A to this letter.  Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter or the Teva Schedule 14D-9.

Sincerely yours,

/s/ Michael N. Peterson
Michael N. Peterson

cc:           Daniel F. Duchovny, Special Counsel - Office of Mergers & Acquisitions

NuPathe Inc.

EXHIBIT A

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC  20549

Attention:      Geoff Kruczek, Attorney-Adviser, Office of Mergers & Acquisitions

Re:          NuPathe Inc.

Schedule 14D-9

Filed December 23, 2013, as amended December 30, 2013, January 3, 2014, January 8, 2014, and January 21, 2014

File No. 005-86639

Dear Mr. Kruczek:

As requested in your letter dated January 10, 2014, the undersigned hereby acknowledges the following:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Michael Peterson or Jared Zane ((215) 963-5025 or mpeterson@morganlewis.com, or (215) 963-5273 or jzane@morganlewis.com, respectivey) of Morgan, Lewis & Bockius LLP.

Sincerely yours,

NuPathe Inc.

By:	/s/ Michael Marino
Michael Marino
Senior Vice President, General Counsel and
Secretary
Date: January 29, 2014